BLU OPPORTUNITY, INC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 13, 2023 (INCEPTION)
THROUGH JULY 31, 2023

BLU OPPORTUNITY, INC.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 13, 2023 (INCEPTION) THROUGH JULY 31, 2023

TABLE OF CONTENTS

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 732-223-4526
Email: ats@naplescpa.net Website: alantschiffman.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Blu Opportunity, Inc.
Berkeley, California

Opinion

We have audited the accompanying financial statements of Blu Opportunity Inc (a Delaware Company) which comprise of the Balance Sheet as of July 31, 2023, and the related Statement of Operations, Changes in Stockholders' Deficit, and Cash Flows for the period from March 13, 2023 (inception) through July 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blu Opportunity Inc, as of July 31, 2023, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Blu Opportunity Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability Blu Opportunity Inc to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in Note 10.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Blu Opportunity Inc's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the company's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

As discussed in Note 10 certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

ALAN T. SCHIFFMAN, CPA PC
Certified Public Accountants
September 30, 2023

BLU OPPORTUNITY, INC.

BALANCE SHEET

As of July 31, 2023

(See Accountant's Audit Report)

ASSETS

Loans and leases receivable		
Less: Allowance for loan and lease losses		
Current Assets		
Cash	$	11,675
Shareholder subscriptions receivable		
Total current assets		
Other Assets		
Trademarks, logos and copyrites	$	6,395
Syndication costs		
Total	**$**	**18,070**

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable		
Accrued syndication and registration expenses		
Accounts payable, related parties	$	113,577
Non-Current Liabilities		
Simplified Agreementss for Future Equity		

SHAREHOLDERS' EQUITY

Common stock, voting, par value $0.01, 9,000,000 shares authorized, 1,980,000 shares issued and outstanding as of July 31, 2023	$	19,800
Common stock, non-voting, par value $0.01, 1,000,000 shares authorized, 8,000,000 no shares have been issued and outstanding as of July 31, 2023		
Additional paid in capital		
Retained earnings (Deficit)	$	(115,307)
Total	**$**	**(95,507)**
	$	**18,070**

See accompanying notes to the financial statements

BLU OPPORTUNITY, INC.

Statement of Operations

For the Period from March 13 , 2023 (Inception) through July 31, 2023

(See Accountant's Audit Report)

Revenue	$	-
Operating expenses:	$	-
Payroll	$	66,077.00
Commissions		
Employee cost reimbursements	$	7,979.00
Licenses, permits and other	$	440.00
Marketing and promotion	$	3,446.00
Outside servcies	$	24,375.00
Professional fees		
Legal	$	12,680.00
Other	$	310.00
Total operating expneses	$	115,307.00
Net loss	**$**	**115,307.00**

See accompanying notes to the financial statements

BLU OPPORTUNITY, INC.

Statement of Stockholders' Equity

For the Period from March 13, 2023 (Inception) through July 31, 2023

(See Accountant's Audit Report)

	Common Stock		Retained	
	Voting	**Non-Voting**	**Earnings**	**Total**
Balance as of March 2023				
Sal of voting common shares	$ 19,800			19,800
Net income (loss)			(115,307)	(115,307)
Balance as of December 31, 2020	**$ 19,800**	**$ -**	**$ (115,307)**	**$ (95,507)**

See accompanying notes to the financial statements

BLU OPPORTUNITY, INC.
Statement of Cash Flows
For the Period from March 13, 2023 (Inception) through July 31, 2023
(See Accountant's Audit Report)

		2023
Cash Flow From Operating Activities:		
Net income (loss)	$	(115,307)
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
Increase/ (decrease) in operating liabilities		
Decrease/ (increase) in operating assets		
Net cash absorbed in operating activities	$	(115,307)
Investing Activities		
Capital expenditures - trademarks, copytites and other	$	(6,395)
Net cash (used in)/ provided by investing activities	$	(121,702)
Financing Activities		
Loans payable, related party	$	113,577
Proceeds from the isale of common stock	$	19,800
Net cash provided by (used in) financing activities	$	133,377
Net (decrease)/increase in cash and cash equivalents	**$**	**11,675**
Cash and cash equivalents, beginning of year	$	-
Cash and cash equivalents, end of period	**$**	**11,675**

See accompanying notes to the financial statements

BLU OPPORTUNITY INC
FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 13, 2023 (INCEPTION) THROUGH JULY 31, 2023

NOTE 1 – NATURE OF OPERATIONS

Blu Opportunity Inc (the Company) was incorporated in Delaware on March 13, 2023. Utilizing warehouse banking relationships, the Company provides a range of domestic financial services and residential loan products to assist the consumer (home owners) purchase solar systems for their homes. Marketing of the Company's loan product will primarily be through manufacture representatives selling solar panels and contract installers of residential solar panels The Company's headquarters are in Berkeley, California.

Since March 13, 2023 (inception), the Company has relied upon its shareholders and investors for funding and cash flow to pay for capital costs and operating expenses. (See discussions below). For the period from inception to July 31, 2023, the Company has generated losses aggregating $115,307. These matters do raise concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to raise capital to fund its operations through Wefunder, under Regulation Crowdfund, through the sale of Simple Agreements for Future Equity (SAFE Instruments) (see Note 12). These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Our Business Startups Act ("JOBS Act") as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

The financial statements include forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in the Offering Statement on Form C, filed with the Securities and Exchange Commission ("SEC"). Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. The Company does not undertake an obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

During the fourth quarter of 2023, the Company plans on launching a Regulation Crowdfunding pursuant to the Securities Act of 1933 of up to $5,000,000 of SAFE instruments. The minimum

raise was set at $50,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $50,000 ("Minimum Offering"). The Company intends to use the net proceeds to (a) provide adequate working capital to meet competitive salaries for personnel and to hire the critical talent to further develop the SAAS, (b) provide $250,000 of back-pay compensation to the founder and CEO, (c) fund the further development of technology, (d) increase marketing and to (e) obtain adequate working capital to meet the daily operating requirements of the business.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

NEW ACCOUNTING STANDARDS

Hedge Accounting

The FASB issued a new accounting standard that makes targeted improvements to the application of the fair value hedge accounting guidance for closed portfolios of financial assets. The targeted improvement were effective January 1, 2023 on a prospective basis.

Financial Instruments – Credit Losses

The FASB amended the accounting and disclosure requirements of expected credit losses (ECL) by removing the recognition and measurement guidance on troubled debt restructurings (TDRs) and adding disclosures on the financial effect and subsequent performance of certain types of modifications made to borrowers experiencing financial difficulties. The effects of these changes on the Company's financial position results of operations or disclosures in the Notes to the Financial Statement's are not significant. The amendments were effective on January 1, 2023, which the Company adopted using a modified retrospective approach.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Certain of the Company's estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have a material effect on the Company's estimates and could cause actual results to differ from

those estimates.

RISKS AND UNCERTAINTIES

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer demand. These adverse conditions could affect the Company's financial condition and the results of its operations.

The coronavirus ("COVID-19") pandemic has impacted global stock markets and economies. The Company continues to monitor the impact of the outbreak of COVID-19. The Company has taken precautions to ensure the safety of its employees and business partners, while assuring business continuity and reliable services in support of its customers.

The Company continues to receive orders for our products, and because the products are digital, it is not believed that the global supply chain delays have caused any direct problems or delays for the Company. The Company is unable to predict the ultimate impact that COVID-19 may have on the business, future results of operations, financial position, or cash flows.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account as well as fund held in a merchant account. As of July 31, 2023, the Company had $11,675 of cash on hand.

DERIVATIVES AND HEDGING ACTIVITIES

Derivatives may be entered into on behalf of customers, for trading of portfolios or to support risk management activities. Derivative used in risk management activities include derivatives that are both designated in qualifying accounting hedge relationships (referred to as other risk management activities). The Company will manage interest rate risk, volatility and sensitivity predominantly through the use of derivatives. Derivatives planned to be used by the Company include swaps, futures and forward settlement contracts and option contracts.

Derivatives will be recorded on the Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that all the Company to settle positive and negative

positions and offset cash collateral held with the same counterparty on a net basis.
For accounting hedges, the Company formally documents at inception all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking various accounting hedges. Additionally, the Company will use regression analysis at the inception of a hedge and for each reporting period thereafter to assess whether the derivative used in an accounting hedge transaction is expected to be ahs has been highly effective in offsetting changes in the fair value of cash flows of a hedged item or forecasted transaction. The Company will discontinue hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value of the derivative in earnings after termination of the hedge relationship.

LOANS AND LEASES

Loans

Loans are measured at historical cost and reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and cost on originated loans, and for purchased loans, net of any unamortized premiums or discounts. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income, discounts and premiums are amortized to interest income using a level yield methodology.

Under applicable accounting guidance, for reporting purposes, the loan and lease portfolio is categorized by portfolio segment, by class of financing receivable.

Financial Leases

Among other financial obligations, the Company is to provides solar equipment financing to its customers through a variety of lessor arrangements. Direct financing leases and sales-type leases are carried at the aggregate of lease payments receivable plus the estimated residual value of the leased property less unearned income, which is accreted to interest income over the lease terms using methods that approximate the interest method. Operating lease income is recognized on a straight line basis.

Allowance for Credit Losses

The Company adopted the new accounting standard that requires the measurement of the allowance for credit losses, which includes both the allowance for loan and lease losses and the reserve for unfunded lending commitments, to be based on managements' best estimate. For loans and leases, the allowance for credit losses is typically estimated using quantitative methods that consider a variety of factors such as historical loss experience, the current credit quality of the portfolio as well a an economic outlook over the life of the loan and the contractual maturity of the loan adjusted for any expected prepayments. The Company uses forward looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. The macroeconomic scenarios include variables that have historically been key driver of increases and decreases in credit losses, such as, but limited to, unemployment rates, real estate prices, gross domestic product levels and corporate bond spreads. The

estimated credit losses includes expected recoveries of amounts charged off.

RECEIVABLES AND CREDIT POLICY

Trade accounts receivables are to be recorded at cost and adjusted for the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its clients. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of July 31, 2023, the Company did not have any accounts receivable.

FAIR VALUE MEASUREMENTS

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

INCOME TAXES

The Company is taxed as a corporation for federal and state income tax purposes. The Company sustained losses for the period ended July 31, 2023 and therefore, no provisions for income tax expenses have been made.

US GAAP requires evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to

be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

Income taxes will be provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to timing differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of July 31, 2023, the unrecognized tax benefits accrual was zero.

REVENUE RECOGNITION

The Company will be adopting Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized under the terms of the financial lending notes and lease contracts. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.
The Company will generate interest and related revenue through promissory notes and lease contracts. For the period from March 13, 2023 through July 31, 2023, the Company has not generated any revenue.

The timing of the Company's interest revenue recognition may differ from the timing of the debtor's payment and the accrual based financial contract of its customers. A receivable is recorded when revenue is contractually provided and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of services, the Company records deferred revenue until the performance obligations are satisfied. As of July 31, 2023 the Company did not have any customer deposits on pending financial loan contracts.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

The Company recognizes revenue primarily from the following types of contracts:

- Product Licensing – Revenue is recognized at the point where the customer obtains control of the software platform and the Company satisfies its performance obligation, which generally is at the time it makes accessible the software platform to the customer.

- Services: Consists of revenues from provision of designing programming and customizing the software platform to meet the customer's needs. Revenue from these services is recognized and accounted for as the services are rendered.

- Sales Commissions: Revenue from transaction fees and commissions that are charged on each sale of a digital item through the Company's software platform. Revenue is recognized at the time of sale.

ADVERTISING AND MARKETING EXPENSES

The Company expenses advertising and marketing costs as they are incurred. Such costs were $3,446 for the period from March 13, 2023 (inception) to July 31, 2023.

STOCK BASED COMPENSATION

In June 2018, FASB amended *ASU No. 2018-07, Compensation – Stock Compensation*, to expand the scope of *Topic 718, Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from employee and nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company has adopted the provisions of ASU No. 2018-07.

As of July 31, 2023, 1% of the common shares has been set aside for key employees. The Company will account for stock-based compensation under the provisions of FASB ASC 718. The Company recognizes expense for employee and non-employee restricted stock awards in the same period(s) and in the same manner as though the entity had paid cash for the underlying services provided. Accordingly, the Company recognizes the cost of non-employee restricted share awards during the period when the underlying services are received or performed by the non-employee. Compensation expense for non-employee restricted stock awards is measured based on the estimated fair value of the underlying award as of the date of grant. The Company reviews restricted stock awards on an award-by-award basis to determine if vesting of the award pertains to a service or performance condition. As such, compensation cost is recognized (1) on the date of grant for restricted share awards with no future service or performance condition, (2) at the time when the underlying service has been performed or rendered, or (3) on a straight-line basis over the defined service period. The Company accounts for forfeitures as they occur.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in

accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

In August 2020, the FASB issued ASU 2020-06, "Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06") which simplifies the accounting for convertible instruments by eliminating certain accounting models when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in-capital. Under this ASU, certain debt instruments with embedded conversion features will be accounted for as a single liability measured at its amortized cost. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – LOANS AND LEASES RECEIVABLE

As of July 31, 2023, there are no outstanding loans and leases receivable because the Company is in the start-up phase. The Company will be using software licensed by the majority shareholder of the Company, to originate and service the loans and leases receivable. (See discussion below).

NOTE 4 - STOCKHOLDERS' EQUITY

Pursuant to the Shareholders Agreement dated August 29, 2023, the Company is authorized to issue a total of 10,000,000 shares of common stock, $0.01 par value, comprised of 9,000,000 shares of voting common stock and 1,000,000 share of non-voting common shares.

The Amended and Restated Certificate of Incorporation dated August 29, 2023, states that each holder of voting common stock is entitled to one vote for each share of common stock held. The nonvoting Common Stock has no voting rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of July 31, 2023.

Pursuant to the Shareholders Agreement dated August 29, 2023,, if a Stockholder of the Company wishes to transfer any or all of the Selling Stockholder's Shares under a Bona Fide Offer, the Selling Stockholder is required to give notice to the Company in advance of the proposed transfer. The Company first and then certain stockholders, have a right of first refusal to purchase the Shares proposed to be transferred at the price and terms provided in the Shareholder Agreement.

NOTE 5 – INCOME TAXES

The Company started to operate its business as of March 13, 2023 and will file its income tax returns for the year ended December 31, 2023. No income tax returns have been filed as of July 31, 2023. Once a tax return is filed, it will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a corporation.

Certain timing differences may exist as to the accounting method applied for organization expenses and the development of software application, between capitalizing or expensing such costs. Deferred income taxes may arise as a result of the timing differences.

NOTE 6 – SHARE BASED COMPENSATION

The Company Board of Directors is planning on adopting The Company Stock Plan with the purpose of retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, non-employees and consultants to promote the success of the Company's business. Options granted under the Company Stock Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan. The maximum aggregate number of shares that may be issued under the Company Stock Plan is 10,000,000. As of July 31, 2023, all shares granted under the Company Stock Plan consisted of Restricted Stock Awards.

As of July 31, 2023, no shares have been granted under the Company Stock Plan with 1,000,000 common shares available for issue.

The Company has not recorded any compensation expense relating to Restricted Stock Awards during the period ended July 31, 2023. Compensation expense is measured based on the estimated fair market value as of the grant date.

NOTE 7 – STOCK OPTION AND EQUITY AWARD AGREEMENT

It is planned that stock options under such a Plan will generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company will record stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the period ended July 31, 2023 were as follows:

	Period Ended July 31, 2023	
	2023	
Expected volatility	100.6%– 104.4%	
Risk-free interest rate	0.4% – 1.8%	
Dividend rate	0%	
Expected term (in years)	5.8 – 6.4	

Expected volatility: The Company is not publicly traded, the expected volatility for the Company's stock options was determined by using an average of historical volatilities of selected peers deemed to be comparable to the Company's business corresponding to the expected term of the awards.

Risk-free interest rate: The risk-free interest rate is based on term matching, continuously compounded rates obtained from the US Treasury Constant Maturity yield curve on the valuation date of each award.

Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its common stock.

Expected term: The expected term represents the period these stock awards are expected to remain outstanding. The "Simplified Method" from SAB Topic14 was used to estimate expected life in the absence of robust historical option settlement data. This is computed as the midpoint between the weighted-average time to vest and the time to expiration.

During the period ended July 31, 2023, the Company did not have any stock-based compensation expense.

NOTE 8 – CONTRACTS AND COMMITMENTS

Related party agreement:

In connection with a Service Agreement dated June 16, 2023 by and between the Company and Blu Banyan, Inc.(BBI), a majority shareholder of the Company, the Company has signed a Statement of Work (SOW) wherein Blue Banyan, Inc. is to provide development, operations and joint support services to the Company other relevant support systems for the duration of the Service Agreement. The SOW requires that the Company provides Blue Banyan, Inc. with the Company's NetSuite license and a license with BBI to access SolarSuccess, a proprietary software owned BBI. by software and. In exchange for the contract services, BBI is to be paid on an hourly cost basis for time and materials plus five (5) percent, including materials. All out of pocket costs incurred by BBI are to be reimbursed by the Company to BBI.

Legal proceedings:

From time to time, the Company may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 31, 2023, and through the financial statement issuance date.

Service and other executory contracts:

The Company is subject to multiple service, consultancy and other executory contract with multiple vendors to provide the development of technologies and software, financial consulting and other services, including Automated Clearinghouse payments, payout, digital dollar accounts and marketplaces services. In addition certain professionals are retained to obtain patents and trademarks.

NOTE 9 – LEASE OBLIGATIONS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Subsequent to July 31, 2023 and when applicable, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will also elect the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, the Company will elect

the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under current agreements.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was organized March 13, 2023 (inception) and started operations at that time. For the period from inception to July 31, 2023, the Company has losses aggregating $115,307. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

From Inception, the Company has entered into multiple Non-binding Letters of Intent with contractor solar panel installers to provide financing to the consumer. In connection with the Non-binding Letters of Intent, management has prepared a pro-forma budget for a twelve-month period ending July 31, 2024, which generates operating income, before federal and state income taxes. For assumptions applied and for additional financial data, contact the Company management.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from August 1, 2023 through September 30, 2023, the date that the financial statements were available to be issued. Management has evaluated subsequent events and based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements other than as discussed below.

RULE 506(C) REGULATION D FUNDING

REGULATION CROWDFUNDING

As of June 1, 2023, the Company entered into an agreement with Wefunder Portal, LLC (a Delaware limited liability company) and is offering the Company's SAFE securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") of up to $5,000,000 of SAFE instruments ("Crowd SAFE"). The minimum raise was set at $50,000 and the maximum up to $5,000,000. Funds will be made available to the Company on a rolling close basis once the Company raises a minimum of $50,000 ("Minimum Offering").

If the Company raises the Minimum through Wefunder Portal the Company will pay the following (a) 5% of the aggregate amount of funds raised through the Portal and (b) the Company will issue to Wefunder Portal for no additional consideration, Securities with an aggregate purchase price equal to 0% of the aggregate amount of funds raised through the dale of Securities to Member through the Portal.

The key terms of the Crowd SAFE instrument are as follows:

In exchange for the payment by the investor, the Company grants the investor the right to certain shares of the Company's capital stock subject to certain terms.

If there is an Equity Financing before the termination of the instrument, the Company will notify the investor of the closing of the First Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the First Equity Financing. The number of shares shall be equal to the investment amount by the applicable Conversion Price ("First Equity Financing Price").

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before termination of this Crowd SAFE ("Subsequent Equity Financing") the Company will notify the investor of the closing of the Subsequent Equity Financing and of the Company's discretion to either (i) continue the term of this CROWD SAFE without converting the investment amount to capital stock or ii) issue to the investor a number of CF Shadow Series of the Capital Stock sold in the Subsequent Equity Financing. The number of shares shall be equal to the investment amount by the First Equity Financing Price.

If there is a Liquidity Event before the termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the investment amount or (ii) automatically receive from the Company a number of common shares equal to the investment amount divided by the Liquidity Price.

This instrument will terminate upon the earlier to occur of (i) the issuance of shares to the investor pursuant to an Equity financing or Liquidity Event or ii) receipt by the investor of a cash payment equal to the investment amount or dissolution of the Company

SAFE Definitions

"***Capital Stock***" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"***CF Shadow Series***" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(i) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

(ii) <u>SAFE Definitions</u>

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company (i) issues and sells Preferred Stock at a fixed pre-money valuation, and (ii) raises an aggregate of at least $5,000,000 (excluding the conversion of any Safe or other convertible security converting in such Equity Financing).

"Safe Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price

"Conversion Price" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock. Where the Safe Price is a price per share equal to the valuation cap divided by the company capitalization and the Discount Price means the price per share of the standard Preferred Stock sold in the Equity Financing multiplied by the discount rate.

"Liquidity Event" means a change of control or an Initial Public Offering

"Liquidity Price" means the price per share equal to the valuation cap divided by the liquidity capitalization. Where the liquidity capitalization means the number of shares, on an as converted basis outstanding prior to the Liquidity Event excluding shares reserves for the equity incentive plan, the SAFE, other SAFEs and convertible promissory notes.

MANAGEMENT EVALUATION

The Company evaluated subsequent events from July 31, 2023, the date of these financial statements, through May 25, 2022, which represents the date the financial statements were available for issuance, for events requiring recording or disclosure in the financial statements for the year ended July 31, 2023. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except the Crowdfunding Offering noted above.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of COVID-19 as a "Public

Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries.

The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.